EXHIBIT 23.2
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Options Granted Under the Optium Corporation 2000 Stock Incentive Plan and Assumed by Finisar Corporation; Options and Restricted Stock Units Granted Under the Optium Corporation 2006 Stock Option and Incentive Plan and Assumed by Finisar Corporation; and Warrants to Purchase Common Stock Assumed by Finisar Corporation of our reports dated June 30, 2008, with respect to the consolidated financial statements and schedule of Finisar Corporation and the effectiveness of internal control over financial reporting of Finisar Corporation, included in its Annual Report (Form 10-K) for the year ended April 30, 2008, filed with the Securities and Exchange Commission.
     /s/ Ernst & Young LLP
San Jose, California
September 15, 2008